SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

March 19, 2021

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on March 19, 2021

NOTICE OF SHAREHOLDERS’ MEETING

The Board of Directors of Banco Macro S.A. calls for a General and Special Shareholders’ Meeting to be held on April 30th 2021, at 11:00 AM, to be held at the offices located at Avenida Eduardo Madero 1172, Autonomous City of Buenos Aires, this not being the Company's principal place of business, to discuss the following Agenda:

AGENDA

1)	Evaluate holding the meeting remotely, pursuant to General Resolution No. 830/2020 issued by Comisión Nacional de Valores (Argentine Securities Exchange Commission).

2)	Appoint two shareholders to sign the Minutes of the Shareholders’ Meeting.

3)	Evaluate the documentation provided for in section 234, subsection 1 of Law No. 19550, for the fiscal year ended December 31st 2020.

4)	Evaluate the management of the Board and the Supervisory Committee.

5)	Evaluate the application of the negative retained earnings for the fiscal year ended 31 December 2020 of AR$ 50,602,847,744.91 and de personal property tax on business corporations of AR$ 311,943,788.14 which the Board proposes may be absorbed as follows: a) AR$ 30,268,993,306.90 with the Income for the year 2020; b) AR$ 442,037.35 with the Optional Reserve Fund and c) AR$ 20,645,356,188.80 with the Optional Reserve Fund for Future Profit Distributions. Figures are expressed in constant currency as of December 31st 2020.

6)	Separate a portion of the optional reserve fund for future profit distributions, which as of December 31st 2020 and expressed in constant currency totals AR$ 70,446,357,678.11, in order to allow the application of AR$ 10,000,425,701.12 to the payment of a cash dividend or dividend in kind, in this case valued at market price, or in any combination of both alternatives, subject to prior authorization by the Central Bank of the Republic of Argentina. Delegate to the Board the decision as to how, when and under what terms shall such dividend be made available to the shareholders. The dividend is calculated on figures expressed in constant currency as of December 31st 2020.

7)	Evaluate the remunerations of the members of the Board of Directors for the fiscal year ended December 31st 2020 within the limits as to profits, pursuant to section 261 of Law 19550 and the Rules of the Comisión Nacional de Valores (Argentine Securities Exchange Commission).

8)	Evaluate the remunerations of the members of the Supervisory Committee for the fiscal year ended December 31st 2020.

9)	Evaluate the remuneration of the independent auditor for the fiscal year ended December 31st 2020.

10)	Ratification of the appointment of Mr. Santiago Horacio Seeber as regular director until the expiration of the designation of the deceased director Jorge Horacio Brito, in accordance with the provisions of Section 14 of the Company’s by-laws.

11)	Appoint five regular directors who shall hold office for three fiscal years to fill the vacancies existing due to the expiration of the relevant terms of office.

12)	Appoint one alternate director to fill the vacancy generated after the appointment of Mr. Santiago Horacio Seeber as regular director until completion of the term of office.

13)	Establish the number and designate the regular and alternate members of the Supervisory Committee who shall hold office for one fiscal year.

14)	Appoint the independent auditor for the fiscal year ending December 31st 2021.

15)	Determine the auditing committee’s budget.

16)	Authorize any acts, proceedings and filings aimed at obtaining the administrative approval and registration of the resolutions adopted at the Shareholders’ Meeting.

THE BOARD OF DIRECTORS

NOTES: Be advised that when considering items 1 and 6 of the Agenda, the Shareholders’ Meeting shall be held as a Special Meeting and, pursuant to General Resolution No. 830/2020 issued by the Comisión Nacional de Valores (“CNV GR No. 830”), in the event the present travel and circulation restrictions remain in place for the public in general, as a preventive and/or mandatory and/or sectorial measure ordered as a result of the public health emergency declared by the Argentine Executive Branch through Decree No. 297 (published in the Official Gazette on 03-20-2020), and the extensions thereof, the Shareholders’ Meeting shall be held remotely through a video conference system, pursuant to CNV GR No. 830, among others, that shall meet the following conditions: (i) ensure free access to the Shareholders’ Meeting by all shareholders entitled to participate and vote thereat, (ii) the Shareholders’ Meeting shall meet the quorum required for special meetings and discuss and decide as first item of the agenda the holding thereof remotely with the same majority as that required to amend the Company’s by-laws; and (iii) allow the simultaneous transmission of sound, images and words throughout the meeting, as well as digital recording of the entire meeting. In this sense, please be advised that (1) the system we intend to use shall be provided by WEBEX and the participants shall be able to join the meeting through a link we shall send together with a meeting access and development guide to all shareholders who communicate their attendance to the Shareholders’ Meeting by email as provided for in paragraph (2) below; (2) Shareholders shall communicate their attendance to the Shareholders’ Meeting through the instruments required under the applicable rules sent by email to the following email address: asambleabancomacro@macro.com.ar by and including April 26th. Save as we shall otherwise direct, and in order to inform the video conference link, we shall use the email address from which each shareholder communicates his/her attendance; (3) for those attending the meeting through proxies or representatives, please be advised that the relevant proxy or authorizing instrument shall be duly certified and sent to the Company by and including April 22nd; (4) Upon joining the Shareholders’ Meeting, the participant shall inform his/her location, the technical mechanisms the participant is using and the following information of the person holding the shares: first and last name in the case of individuals and corporate name in the case of legal entities; ID type and number for individuals or registration data for legal entities, expressly stating the registry and jurisdiction in which they have filed their organizational documents; and domicile, stating type of domicile as well. Shareholders attending the meeting by proxy, shall state the same information. In addition, all shareholders, either local or foreign companies, shall inform the names of the end beneficiaries who hold the shares composing the shareholder’s capital stock and the number of shares they intend to vote; (5) the Book of Attendance to Shareholders’ Meetings shall be signed after the emergency measures and restrictions currently in force are lifted; (6) at the time of voting, each Shareholder shall be asked to vote the matter discussed with an audio or picture ensuring the verification thereof at any time; and (7) if on the date fixed for the Shareholders’ Meeting the prohibition and/or restriction and/or limitation to freely circulate and travel or move is no longer applicable to the public in general, as a preventive and/or mandatory and/or sectorial isolation measure under the public health emergency situation declared by the DNUs No. 297, as extended, supplemented and/or amended, and/or any other provision or rule issued within the scope of such health emergency situation by any authority within the Argentine Executive Branch is no longer applicable, the Shareholders’ Meeting shall be held in-person. Be advised that no person declared incompetent under section 10 of the Financial Entities Law No. 21526 and/or under the Revised Text “Financial Entity Authorities” issued by the Central Bank of the Republic of Argentina may be nominated as candidate to hold office as member of the Board or the Supervisory Committee.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 19, 2021

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer